SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30121; 812-13666]

Medallion Financial Corp.; Notice of Application

June 21, 2012

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicant, Medallion Financial Corp., requests an order approving a proposal to grant certain stock options to directors who are not also employees or officers of the Applicant (the "Eligible Directors") under its Amended and Restated 2006 Non-Employee Director Stock Option Plan (the "Amended Director Plan").

Filing Dates: The application was filed on June 12, 2009, and amended on June 28, 2010, May 12, 2011, and June 18, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 16, 2012, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Elizabeth M. Murphy, Secretary, U.S. Securities and Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicant, 437 Madison Avenue, 38th Floor,

New York, New York, 10022.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

　　　　1.　　　　Applicant, a Delaware corporation, is a business development company

("BDC") within the meaning of section 2(a)(48) of the Act.[1] Applicant is a specialty

finance company that has a leading position in originating, acquiring and servicing loans

that finance taxicab medallions and various types of commercial businesses. Applicant

operates its businesses through four wholly-owned subsidiaries, Medallion Funding LLC,

Medallion Capital, Inc., Freshstart Venture Capital Corp., and Medallion Bank.[2]

Applicant is managed by its executive officers under the supervision of its board of

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[1]　　　　Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]　　　　The Applicant also conducts business through its asset-based lending division, Medallion Business Credit, an originator of loans to small businesses for the purpose of financing inventory and receivables, which prior to merging into Applicant on December 31, 2007, was a wholly owned investment company subsidiary.

directors ("Board"). Applicant's investment decisions are made by its executive officers under authority delegated by the Board. Applicant does not have an external investment adviser within the meaning of section 2(a)(20) of the Act.

2.   Applicant requests an order under section 61(a)(3)(B) of the Act approving its proposal to grant certain stock options under the Amended Director Plan to its Eligible Directors.[3] The Amended Director Plan amends the Applicant's 2006 Non-Employee Director Stock Option Plan (the "2006 Director Plan") by increasing the maximum number of shares of Applicant's common stock ("Common Stock") available for issuance from 100,000 under the 2006 Director Plan to 200,000 under the Amended Director Plan. Applicant has a nine member Board. Six of the seven current Eligible Directors on the Board are not "interested persons" (as defined in section 2(a)(19) of the Act) of the Applicant. The Board approved the Amended Director Plan at a meeting held on April 16, 2009, and Applicant's stockholders approved the Amended Director Plan at the annual meeting of stockholders held on June 5, 2009. The Amended Director Plan will become effective on the date on which the Commission issues an order on the application (the "Approval Date").[4]

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[3]   The Eligible Directors receive a $38,500 per year retainer payment, $3,850 for each Board meeting attended, $1100 for each telephonic Board meeting, from $1,650 to $3,850 for each committee meeting attended, and reimbursement for related expenses. The Eligible Directors also receive $1,485 for each board meeting attended for one of the wholly-owned subsidiaries (other than Medallion Bank).

[4]   Applicant previously obtained similar relief for its 1996 Amended and Restated Non-Employee Director Stock Option Plan and its 2006 Director Plan. (*See* Medallion Financial Corp., Investment Company Act Rel. Nos. 22350 (Nov. 25, 1996) (notice) and 22417 (Dec. 23, 1996) (order), *as amended by* Medallion Financial Corp., Investment Company Act Rel. Nos. 24342 (Mar. 17, 2000) (notice) and 24390 (Apr. 12, 2000) (order) and Medallion Financial Corp., Investment Company Act Release Nos. 27917 (July 30, 2007) (notice) and 27955 (Aug. 28, 2007) (order).) The 1996 Director Plan expired on May 21, 2006, and was replaced by the 2006 Director Plan. Applicant also obtained relief for its 2009 Employee Restricted Stock Plan, permitting it to issue restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the "Restricted Stock") to its employees. (*See* Medallion Financial Corp., Investment Company Act Rel. Nos. 29201 (Apr. 1, 2010) (notice) and 29258 (Apr. 26, 2010) (order)) and

3.   Applicant's Eligible Directors are eligible to receive options under the Amended Director Plan. Under the Amended Director Plan, a maximum of 200,000 shares of Applicant's Common Stock, in the aggregate, may be issued to Eligible Directors and there is no limit on the number of shares of Applicant's Common Stock that may be issued to any one Eligible Director. The Amended Director Plan also provides that (i) at each annual shareholders' meeting after the Approval Date, each Eligible Director elected or re-elected at that meeting to a three-year term will automatically be granted options to purchase 9,000 shares of Applicant's Common Stock; and (ii) upon the election, reelection or appointment of an Eligible Director to the Board other than at the annual shareholders' meeting, that Eligible Director will be granted an option to purchase that number of shares of Common Stock determined by multiplying 9,000 by a fraction, the numerator of which is equal to the number of whole months remaining in the new director's term and the denominator of which is 36. The options issued under the Amended Director Plan will vest and become exercisable with respect to one-third of the number of shares covered by such option on each of the first three anniversaries of the date of the grant.

4.   Under the terms of the Amended Director Plan, the exercise price of an option will be the "Fair Market Value" of the Common Stock, which is the closing price of the Common Stock as reported in the Wall Street Journal, Northeast Edition, as quoted on the NASDAQ Global Select Market, the successor to the NASDAQ National Market, on the date of grant, or if no such market value exists, the fair market value of a share

that plan was subsequently approved by the Applicant's stockholders at the annual meeting of stockholders held on June 11, 2010.

(which may not be less than the current net asset value per share), as determined by a committee consisting of directors of the Applicant who are not eligible to participate in the 2006 Director Plan or the Amended Director Plan pursuant to a reasonable method adopted in good faith for such purpose. Options granted under the Amended Director Plan will expire ten years from the date of grant and may not be transferred other than by will or the laws of descent and distribution. Any Eligible Director holding exercisable options under the Amended Director Plan who ceases to be an Eligible Director for any reason, other than permanent disability, death or removal for cause, may exercise the rights the director had under the options on the date the director ceased to be an Eligible Director for a period of up to three months following that date. No additional options held by the director will become exercisable after the three month period. In the event of removal of an Eligible Director for cause, all outstanding options held by such director shall terminate as of the date of the director's removal. Upon the permanent disability or death of an Eligible Director, those entitled to do so under the director's will or the laws of descent and distribution will have the right, at any time within twelve months after the date of permanent disability or death, to exercise in whole or in part any rights which were available to the director at the time of the director's permanent disability or death.

5.   Applicant's officers and employees, including employee directors, are eligible or have been eligible to receive options under Applicant's 2006 Employee Stock Option Plan (the "2006 Employee Plan"), which replaced the Amended and Restated 1996 Stock Option Plan (the "1996 Employee Plan"), which expired on May 21, 2006. Applicant's employees are also eligible to receive grants of restricted stock under its

2009 Employee Restricted Stock Plan (the "Restricted Stock Plan").[5] Eligible Directors

are not eligible to receive stock options or Restricted Stock under the 2006 Employee

Plan, the 1996 Employee Plan or under the Restricted Stock Plan. Eligible Directors are

eligible or have been eligible to participate in the Applicant's 2006 Director Plan under

which no shares of the Applicant's Common Stock remain for issuance. Under the

Amended Director Plan, the Restricted Stock Plan and the 2006 Employee Plan, an

aggregate of 1,800,000 shares of the Applicant's Common Stock have been reserved for

issuance to the Applicant's directors, officers and employees (800,000 shares are

reserved for issuance under the 2006 Employee Plan, 800,000 shares under the Restricted

Stock Plan and 200,000 shares under the Amended Director Plan). The remaining

156,155 shares of the Applicant's Common Stock subject to issuance to officers and

employees under the 2006 Employee Plan represent 0.73% of the 21,451,243 shares of

the Applicant's Common Stock outstanding as of June 15, 2012. The remaining 627,392

shares of the Applicant's Common Stock subject to issuance to officers and employees

under the Restricted Stock Plan represent 2.93% of the Applicant's Common Stock

outstanding as of June 15, 2012. The 200,000 shares that would be available for issuance

under the Amended Director Plan would comprise 0.93% of the Applicant's Common

Stock outstanding as of June 15, 2012. The Applicant has no restricted stock, warrants,

options or rights to purchase its outstanding voting securities other than those granted or

to be granted to its directors, officers and employees pursuant to the Restricted Stock

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[5]   As of June 15, 2012, grants of 172,608 shares of Restricted Stock have been made under the
Restricted Stock Plan.

Plan, Amended Director Plan, the 2006 Director Plan, the 1996 Employee Plan and the 2006 Employee Plan.

6.   The amount of voting securities of the Applicant that would, on the Approval Date, result from the grant of all restricted stock issued or issuable under the Restricted Stock Plan is 800,000 shares, from the exercise of all options issued or issuable to the Applicant's directors under the Amended Director Plan is 200,000 shares, from the exercise of all options issued or issuable to the Applicant's officers and employees under the 2006 Employee Plan is 800,000 shares, and from the exercise of all options issued or issuable to the Applicant's officers and employees under the 1996 Employee Plan is 331,214 shares, which is approximately 3.73%, 0.93%,[6] 3.73%, and 1.54%, respectively, of the 21,451,243 shares of the Applicant's Common Stock outstanding on June 15, 2012. This totals 2,131,214 shares in the aggregate, or approximately 9.94% of the 21,451,243 shares of the Applicant's Common Stock outstanding on June 15, 2012. No options remain issued, issuable or exercisable under the 1996 Director Plan.

Applicant's Legal Analysis:

1.   Section 63(3) of the Act permits a BDC to sell its common stock at a price below current net asset value upon the exercise of any option issued in accordance with section 61(a)(3). Section 61(a)(3)(B) provides, in pertinent part, that a BDC may issue to its non-employee directors options to purchase its voting securities pursuant to an executive compensation plan, provided that: (a) the options expire by their terms within

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[6]   The increase of 100,000 shares under the Amended Director Plan represents 0.47% of the Applicant's outstanding Common Stock.

ten years; (b) the exercise price of the options is not less than the current market value of the underlying securities at the date of the issuance of the options, or if no market exists, the current net asset value of the voting securities; (c) the proposal to issue the options is authorized by the BDC's shareholders, and is approved by order of the Commission upon application; (d) the options are not transferable except for disposition by gift, will or intestacy; (e) no investment adviser of the BDC receives any compensation described in section 205(a)(1) of the Investment Advisers Act of 1940, except to the extent permitted by clause (b)(1) or (b)(2) of that section; and (f) the BDC does not have a profit-sharing plan as described in section 57(n) of the Act.

2.   In addition, section 61(a)(3) provides that the amount of the BDC's voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance may not exceed 25% of the BDC's outstanding voting securities, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to the BDC's directors, officers, and employees pursuant to any executive compensation plan would exceed 15% of the BDC's outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance will not exceed 20% of the outstanding voting securities of the BDC.

3.   Applicant represents that its proposal to grant certain stock options to Eligible Directors under the Amended Director Plan meets all the requirements of section 61(a)(3). Applicant states that the Board is actively involved in the oversight of Applicant's affairs and that it relies extensively on the judgment and experience of its

Board. In addition to their duties as Board members generally, Applicant states that the Eligible Directors provide guidance and advice on financial and operational issues, credit and loan policies, asset valuation and strategic direction, as well as serving on committees. Applicant believes that the availability of options under the Amended Director Plan will provide significant at-risk incentives to Eligible Directors to remain on the Board and devote their best efforts to ensure Applicant's success. Applicant states that the options will provide a means for the Eligible Directors to increase their ownership interests in Applicant, thereby ensuring close identification of their interests with those of Applicant and its stockholders. Applicant asserts that by providing incentives such as options, Applicant will be better able to maintain continuity in the Board's membership and to attract and retain the highly experienced, successful and motivated business and professional people who are critical to Applicant's success as a BDC.

       4.   Applicant states that the amount of voting securities that would on the Approval Date result from the grant of all restricted stock issued or issuable under the Restricted Stock Plan and the exercise of all outstanding options issued or issuable to the directors, officers, and employees under the Amended Director Plan, the 2006 Employee Plan and the 1996 Employee Plan would be 2,131,214 shares of Applicant's Common Stock, or approximately 9.94% of Applicant's shares of Common Stock outstanding on June 15, 2012, which is below the percentage limitations in the Act. Applicant asserts that, given the relatively small amount of Common Stock issuable to Eligible Directors upon their exercise of options under the Amended Director Plan, the exercise of such

options would not, absent extraordinary circumstances, have a substantial dilutive effect on the net asset value of Applicant's Common Stock.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary